SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                             barnesandnoble.com inc.
                             -----------------------
                                (Name of Issuer)

                              CLASS A COMMON STOCK
                              --------------------
                         (Title of Class of Securities)

                                   067846 10 5
                                   -----------
                                 (CUSIP Number)

                               Mr. Leonard Riggio
                              Barnes & Noble, Inc.
                                122 Fifth Avenue
                               New York, NY 10011

                                 with copies to:

                               Jay M. Dorman, Esq.
                                 Bryan Cave LLP
                           1290 Avenue of the Americas
                               New York, NY 10104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 13, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d 1(e), 13d 1(f) or 13d 1(g), check the following box: [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 067846 10 5                   13D                   Page 2 of 5 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Barnes & Noble, Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              59,046,501
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           59,046,501
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      117,469,002
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 067846 10 5                   13D                   Page 3 of 5 Pages
_____________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     B&N.com Holding Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                            (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    SOURCE OF FUNDS*

     WC
_____________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                 [ ]
_____________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
_____________________________________________________________________________
NUMBER OF      7    SOLE VOTING POWER

SHARES              59,046,501
               ______________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER

OWNED BY            None
               ______________________________________________________________
EACH           9    SOLE DISPOSITIVE POWER

REPORTING           59,046,501
               ______________________________________________________________
PERSON         10   SHARED DISPOSITIVE POWER

WITH                None
_____________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      117,469,002
_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [ ]
_____________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     72.1%
_____________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D is being filed by Barnes & Noble, Inc. and its wholly owned subsidiary B&N.com Holding Corp., each Delaware corporations (collectively, the "Reporting Persons"), to amend the Schedule 13D filed by the Reporting Persons on November 1, 2002 (the "Schedule 13D"), with respect to beneficial ownership of Class A Common Stock, $0.001 par value per share (the "Shares"), of barnesandnoble.com inc., a Delaware corporation (the "Issuer").

     In accordance with Exchange Act Rule 13d-2, this amendment amends and supplements only information that has materially changed since the November 1, 2002 filing of the Schedule 13D. Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (i) Item 5(a) of the Schedule 13D is hereby amended to replace the third paragraph of Item 5(a) with the following paragraph:

     "As of November 14, 2002, the Reporting Persons beneficially owned, within the meaning of Exchange Act Rule 13d-3, 117,469,002 Shares, representing approximately 72.1% of the outstanding Shares of the Issuer. These Shares consisted of the following: (i) 57,500,001 Shares which the Reporting Persons had the right to acquire within 60 days upon conversion of (A) their one share of super voting common stock in the Issuer and (B) their 57,500,000 membership units in bn.com; (ii) 57,500,001 Shares which Bertelsmann had the right to acquire within 60 days upon conversion of (A) its one share of super voting common stock in the Issuer and (B) its 57,500,000 membership units in bn.com; and (iii) an additional 1,546,500 Shares purchased by the Reporting Persons and an additional 922,500 Shares purchased by Bertelsmann since October 2, 2002."

     (ii) Item 5(b) of the Schedule 13D is hereby amended to correct Schedule B of the Schedule 13D to restate the number of Shares beneficially owned by Mitchell S. Klipper as of the date of the Schedule 13D from "227,010" to "234,710."

     (iii) Item 5(b) of the Schedule 13D is hereby amended to read in its entirety as follows:

     "(b) The Reporting Persons have sole power to vote and to dispose of the 58,034,001 Shares they beneficially owned prior to the formation of a group with Bertelsmann on October 22, 2002, as well as the additional 1,012,500 Shares purchased by the Reporting Persons since the formation of the group. The Reporting Persons do not have any power, whether sole or shared, to vote or to dispose of any of the 57,500,001 Shares beneficially owned by Bertelsmann prior to the formation of the group or any of the 922,500 Shares purchased by Bertelsmann since the formation of the group."

     (iv) Schedule C of the Schedule 13D is hereby amended to add the following purchases by B&N.com Holding Corp. to the end of Section A of that Schedule C:

              Date           Number of Shares Purchased       Price Per Share
      --------------------   --------------------------       ---------------
        November 1, 2002              35,000                      $1.2914
        November 4, 2002              34,000                      $1.2810
        November 5, 2002              55,000                      $1.2075
        November 6, 2002              34,000                      $1.2169
        November 7, 2002              34,000                      $1.1971
        November 8, 2002              34,000                      $1.1841
        November 11, 2002            535,500                      $1.1797
        November 12, 2002             35,500                      $1.1304
        November 13, 2002             35,500                      $1.2704
        November 14, 2002             20,000                      $1.2850

                               Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2002

BARNES & NOBLE, INC.

By: /s/ Lawrence S. Zilavy
   -----------------------
   Lawrence S. Zilavy
   Chief Financial Officer



B&N.COM HOLDING CORP.

By: /s/ Lawrence S. Zilavy
   -----------------------
   Lawrence S. Zilavy
   Chief Financial Officer

                               Page 5 of 5 Pages